UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INNOVATION ACCESS FUND

(Name of Subject Company (Issuer))

INNOVATION ACCESS FUND

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS W AND CLASS I SHARES OF BENEFICIAL INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jennifer Shufro

SilverBay Capital Management LLC

350 Madison Avenue, 20th Floor

New York, NY 10017

(212) 716-6840

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person(s))

With a copy to:

George M. Silfen, Esq.

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

April 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a special tender offer by Innovation Access Fund, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), to purchase shares of beneficial interests of the Fund (the “Shares”). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)(iii)), the Fund will purchase up to $17 million in value of outstanding Shares that are tendered prior to the end of the day on May 29, 2026, immediately prior to midnight Eastern Time and are not withdrawn by May 29, 2026, immediately prior to midnight Eastern Time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is Innovation Access Fund. The Fund’s principal executive office is located at 350 Madison Ave., 20th Floor, New York, NY 10017, and the telephone number is (212) 716-6840. The Fund’s investment adviser is SilverBay Capital Management LLC (the “Adviser”). The principal executive office of the Adviser is located at 350 Madison Ave., 20th Floor, New York, NY 10017. The Fund’s executive officers are Panayotis (“Takis”) Sparaggis, Gregory Jakubowsky, George Mykoniatis and Jennifer Shufro, and the members of the Fund’s Board of Trustees are Robert Melnyk, William Murphy, Jorge Orvananos and Gregory Jakubowsky. The address of the Fund’s executive officers and trustees is 350 Madison Ave., 20th Floor, New York, NY 10017.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	(1)	The Fund commenced operations on January 29, 2026 and does not yet have financial statements.

(2)    The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have earnings per share information.

(3)    Not applicable.

(4)    Class A net asset value per Share of $0 (as of March 31, 2026).

Class W net asset value per Share of $9.70 (as of March 31, 2026).

Class I net asset value per Share of $0 (as of March 31, 2026).

(b)            The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INNOVATION ACCESS FUND

By:	/s/ Greg Jakubowsky
Name: Greg Jakubowsky
Title: President

April 30, 2026

EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.